Exhibit 99.14

Back to Contents

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Update on incident in Perú

Lima, 16 March 2008

Tom Albanese, chief executive of Rio Tinto and other senior executives spent yesterday in the city of Chiclayo in northern Peru. This city is the base for the search and retrieval of the victims of the helicopter accident that occurred on Tuesday 11 March. It is also where the majority of the families of the victims are assembled.

The Rio Tinto executives met with family members to give their condolences and pledge the company's continuing assistance and support. In addition, they also held meetings with the Peruvian authorities leading the search and retrieval efforts, as well as with company employees.

Tom Albanese said: "I am here to extend my personal condolences and prayers and those of thousands of our employees throughout the world to you and your families during this tragic time. When communication was lost with the helicopter on Tuesday 11 March, I was immediately notified and the company initiated our emergency response procedures. Our primary concerns were the safety and health of those on the helicopter, as well as the wellbeing of their families."

Mr. Albanese also thanked the Peruvian authorities for their efforts during this difficult time. He promised Rio Tinto's continuing cooperation and assistance with their search and retrieval efforts. He also stated that Rio Tinto will fully cooperate with the Peruvian authorities in their investigation, as well as conduct its own extensive investigation of the accident. Rio Tinto has committed ongoing support to the employees' and contractors' families.

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont…/

Back to Contents

Continues	Page 2 of 2

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Email: questions@riotinto.com

Websites: www.riotintolangranja.com www.riotinto.com